Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

November 3, 2010

iPath
Exchange Traded Notes

FIXED INCOME iPATH ETNs – PERFORMANCE UPDATE

The iPath® Steepener/Flattener, 2-year, 10-year and Long Bond ETNs provide access to yield curve strategies in an exchange traded format.

	CLOSING INDICATIVE NOTE VALUE*			TRADING STATISTICS**	
	30 Sep 10	29 Oct 10	Return	New Creations	Turnover
STPP iPath® US Treasury Steepener ETN	$48.13	$49.03	1.87%	0	620,814
FLAT iPath® US Treasury Flattener ETN	$51.73	$50.77	-1.86%	60,400	2,628,790
DTUL iPath® US Treasury 2-year Bull ETN	$51.42	$52.65	2.39%	0	417,140
DTUS iPath® US Treasury 2-year Bear ETN	$48.47	$47.19	-2.64%	0	2,534,678
DTYL iPath® US Treasury 10-year Bull ETN	$53.22	$53.51	0.54%	0	682,002
DTYS iPath® US Treasury 10-year Bear ETN	$46.67	$46.32	-0.75%	125,000	5,314,370
DLBL iPath® US Treasury Long Bond Bull ETN	$54.26	$52.32	-3.58%	0	1,631,418
DLBS iPath® US Treasury Long Bond Bear ETN	$45.62	$47.51	4.14%	4,400	707,153

Source: Bloomberg as of October 29, 2010

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

An investor may create or redeem iPath® ETNs on a daily basis directly with the issuer, Barclays Bank PLC, provided that the investor creates or redeems at least 50,000 units of iPath® ETNs and follows the procedures described in the relevant pricing supplement for redemptions.

* Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.

** Trading statistics cover the period 30 Sep 10 to 29 Oct 10. Turnover refers to total NYSE Arca trading volume.

BARCLAYS

DISCLAIMER

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses

An investment in iPath ETNs linked to the performance of the Barclays Capital US Treasury 2Y/10Y Yield Curve Index™ is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of the index, an increase) in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the index level will decrease or increase by 1.00 point for every 0.01% decrease or increase, respectively, in the difference between the 2-year yield and the 10-year yield. Market prices for 2-year and 10-year Treasury futures contracts may not capture precisely the underlying changes in the 2-year yield and the 10-year yield. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index's weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

An investment in iPath ETNs linked to the performance of any of the Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™, the Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™ or the Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™ is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such indices, an increase) in the value of the respective index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the respective index level will increase or decrease by 1.00 point for every 0.01% decrease or increase, respectively, in the 2-year, 10-year or Long-Bond yield, as the case may be. Market prices for 2-year, 10-year or Long-Bond Treasury futures contracts may not capture precisely the underlying changes in the 2-year, 10-year and Long-Bond yields, respectively. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index's weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

"Barclays Capital US Treasury 2Y/10Y Yield Curve Index™", "Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™", "Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™" and "Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™" are trademarks of Barclays Bank PLC.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

CSNY 338050W v7 November 2010

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE